UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release	06 October 2006

PHARMAXIS RECEIVES UK APPROVAL FOR PHASE III CYSTIC FIBROSIS TRIAL

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) has received approval from the U.K. Medicines Healthcare products Regulatory Agency (MHRA) to begin the UK arm of an international Phase III clinical trial to evaluate Bronchitol in patients suffering from cystic fibrosis.

Alan Robertson, Pharmaxis Chief Executive Officer said: ‘This Phase III trial for Bronchitol is the final clinical step before we seek registration for Bronchitol in the European Union and follows the successful Phase II cystic fibrosis trial reported late last year. When successfully completed, the results of the study should provide sufficient data for a European marketing application to be lodged.’

The trial design has been constructed following meetings with the European regulatory agencies and will investigate the effectiveness of Bronchitol in the treatment of cystic fibrosis. It will be conducted across Europe and Australia and subjects will be assessed for improvements in lung function, exacerbations, and quality of life.

Dosing of subjects is expected to commence in the first quarter of 2007 and full patient recruitment is expected to take about 12 months. Subjects will receive treatment for 6 months. Results are expected to be available mid 2008.

Bronchitol is a patented, inhalable dry powder formulation of mannitol that can be administered by a convenient, hand-held, pocket sized device. Both the United States Food and Drug Administration and the European Medicines Agency have granted orphan drug status for Bronchitol for the treatment of cystic fibrosis.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, +1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: +61 2 8264 1004 or

+61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About the trial

The following information is provided in accord with the ASX and AusBiotech Code of Best Practice for Reporting by Life Science Companies.

Name of Trial	DPM CF301 - a Phase III multicentre, randomised, parallel, controlled, double-blind study to investigate the safety and efficacy of the long term administration of Bronchitol (inhaled dry powder mannitol) in cystic fibrosis.

Blinding Status	Double blind

Placebo Controlled	Yes

Ratio treatment:placebo	2:1

Treatment Method

Route	Inhalation

Frequency	Twice daily for 26 weeks

Dose levels	50% of active stream on 400mg, 50% on 200mg

No of subjects	300

Subject Selection Criteria	• Known diagnosis of cystic fibrosis • Aged 6 years and over, male and female • FEV1 30 - 90% of the predicted value • Absence of uncontrolled asthma or other unstable systemic diseases

Trial Location	Europe and Australia

Commercial partners involved	Pharmaxis only

Expected duration	18 months

Primary end points	• To assess whether Bronchitol improves lung function

Secondary end points	• To assess the impact of Bronchitol on: • Pulmonary exacerbations • Quality of life • Other measures of lung function • To demonstrate the safety profile of Bronchitol

About Bronchitol

Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively.

Clinical studies have shown Bronchitol to be well tolerated, to improve quality of life, and to stimulate mucus hydration and clearance in people with cystic fibrosis and bronchiectasis. Longer term clinical studies involving Bronchitol in cystic fibrosis and bronchiectasis are underway. These studies aim to demonstrate an improvement in lung function and quality of life, and a reduction in infection and physiotherapy needs. An international Phase III trial in bronchiectasis is expected to complete recruitment of its target 350 subjects by the end of 2006.

About Cystic Fibrosis

Cystic Fibrosis (CF) is a hereditary, life-limiting disease that affects the body’s exocrine glands which produce mucus, saliva, sweat and tears. In this disease, a genetic mutation disrupts the delicate balance of sodium, chloride and water within cells, causing the exocrine glands to secrete fluids that are thick, sticky and poorly hydrated. This leads to chronic problems in various body systems, especially the lungs and pancreas, and the digestive and reproductive systems.

The thick mucus in the lungs severely affects the natural airway-clearing processes and increases the potential for bacteria to become trapped, resulting in respiratory infections that may require hospitalisation. Impairments to these essential lung defence mechanisms typically begin in early childhood and often result in chronic secondary infections, leading to progressive lung dysfunction and deterioration.

World wide approximately 75,000 people are living with CF.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/ Media release	03 October 2006

PHARMAXIS APPOINTS ARIDOL DISTRIBUTOR FOR GREECE

Pharmaxis (ASX:PXS, PXSL:NASDAQ) today announced that it had contracted Allertec Hellas SA to market and distribute its asthma diagnostic and management tool, Aridol, in Greece. Pharmaxis is awaiting marketing authorisation for Aridol in Europe.

Dr Alan Robertson, Pharmaxis CEO said “The agreement with Allertec further extends our reach in Europe, following the earlier announcement of our partners in Scandinavia and Switzerland. Allertec will be a great new partner and they were selected on the basis of their complimentary range of respiratory products, excellent local knowledge and the dedicated resources they can commit to making Aridol a success.’

Andriana Georgiou, Allertec President and Managing Director said: “Aridol is a unique drug for the Greek market and fits very well with our specialist respiratory and allergy focus. Further to its diagnostic indications, we aim to establish Aridol as an asthma management tool, and look forward to working with Pharmaxis and contributing to the overall success of Aridol in the territory.”

Pharmaxis lodged its application for regulatory and marketing approval of Aridol with the Swedish Medical Products Agency (MPA) in May 2005, and anticipates registration for Aridol in 2006. Following Swedish registration, Pharmaxis will seek approval of Aridol in the 27 other European member states via the mutual recognition procedure. Greece is expected to be amongst the first.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE: Pharmaxis Ltd, Sydney, Australia

CONTACT: Alan Robertson - Pharmaxis Chief Executive Officer Ph: +61 2 9454 7202,

Fax +61 2 9451 3622 Website: www.pharmaxis.com.au

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for assessing airway inflammation in patients suspected of having asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Allertec

Allertec Hellas S.A. is a specialist respiratory and allergy pharmaceutical company headquatered in Thessaloniki, Greece. Allertec has operated in the respiratory and allergy field since 1997. Allertec has developed a strong relationship with pneumologists and allergologists, a key factor for the successful marketing of Aridol in Greece. Allertec also distributes two unique drugs for cystic fibrosis and anaphylaxis, and is expected to launch a further new respiratory drug in Q4, 2006.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon complex laboratory tests when trying to confirm the diagnosis for a possible asthmatic patient.

The lung function test, Aridol, has been developed by Australian researchers and Pharmaxis Ltd. It was registered by the Australian Therapeutic Goods Administration (TGA) in March 2006 to identify bronchial hyperresponsiveness in patients with asthma.

The simple test uses a patented formulation of mannitol processed into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale in one second. It has been demonstrated that when airway inflammation has been reduced following treatment, the dose of Aridol to cause contraction increases. This may assist doctors in making decisions on how to treat the patient.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	22 September 2006

PHARMAXIS BOARD CHANGE

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that Ms Brigitte Smith will not seek re-election when she retires by rotation at the 2006 Annual General Meeting of the company.

The Pharmaxis board transitioned to a majority of independent directors earlier in 2006. Following Ms Smith’s retirement on 26 October 2006, all non executive directors of the company will be independent.

Dr Alan Robertson, Pharmaxis chief executive officer noted: “Brigitte is the longest serving company director, having joined the board in 1999 when the venture capital fund which she co-manages made the seed investment in Pharmaxis. Brigitte has played a vital role in shaping the company through these seminal years and I and the other directors are indebted to Brigitte for her contribution.”

The process of board transition is continuing with directors looking to appoint additional independent directors with appropriate skills and international experience.

**ends**

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax: +61 2 9451 3622

RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com
Australia:
Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or
a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialisation of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	October 6, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer